Invest in the Future of **Regional Transportation**

As the creators of the bus rideshare, we're redefining how people get to events and travel between cities. We've demonstrated our success with millions of riders and $120M in revenue to date. With investments from dozens of bus companies and industry leaders, Rally is rapidly expanding in a $150B market with the mode of transportation that moves more people than any other.

Your investment will transform regional transportation.

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Form C   Offering Circular   Investor Education



$498 Min. Investment	**$3.00** Share Price
289 Number of Investors	**$12,250,000** Total Fundraising*

*Total funds raised and number of investors to date include all historical funding rounds and investments across Rally and OurBus.



Investment Highlights

Disruptive growth

$120M Total revenue*	**580%** Revenue growth since 2020*	**~3M** Rides completed

*Past performance is not indicative of future results

Rally is backed by major investors



Mercedes-Benz

techstars_

YALE VENTURES

Elemental Excelerator



Rally Is A NowThis Impact Brand | Revolutionizing Gre...

Problem

Car-Centric Mindset Clogs Our Roads

Traffic jams and lost time are some of the painful and inevitable outcomes, whether commuting to work or heading out to a special event. Meanwhile, a promising bus industry, which makes travel easier for the masses, has been left far behind the technology curve. Throughout US history, the bus option has been underserved by investors and rendered largely unusable by travelers who are searching for a better way.

Solution

Meeting Modern Travelers' Expectations

We've all seen technology change the way we utilize taxis, rental cars, and bikes. What Uber did for travel within cities is how Rally is **changing travel between cities**. The Rally OurBus platform creates demand-based trips with dynamic routes, and dispatches buses on-demand. Rather than own the buses directly, Rally's network of bus companies have been onboarded to provide for our two tech-based solutions: a buspool rideshare for events and a regularly scheduled service for highly traveled corridors between cities.





rally

RALLY POINT
RALLY POINT
VENUE
RALLY POINT
RALLY POINT
RALLY POINT
RALLY POINT

ourbus

CITY
CITY
CITY
CITY

Revenue Growth of Rally from 2020 to 2025



580% Growth

Traction

$120M in Revenue Already

People are always on the move, and we've been deploying buses across the country to meet this need. We've worked with hundreds of bus operator partners on trips in 40 US states and 4 countries. With millions of rides completed, Rally has already generated over $120M in revenue, growing 580% since 2020.

$5B Untapped Market

Every year in America, there are 580 million people who travel by motorcoach, the most common bus type that Rally OurBus customers ride. The motorcoach industry is fragmented and ripe for disruption. The typical bus is only utilized at 55% of its capability, leaving $5B unused capacity[2]. Rally addresses a $150B market opportunity by putting that surplus to work and meeting regional transportation needs for travelers.



The typical bus is only utilized **at 55% of its capability**

$5B Untapped Market

Uniting 40,000+ Motorcoaches in the US

Despite significant demand for transportation, the bus industry is extremely fragmented and comprises mostly small businesses. Less than 7% of buses[3] are owned by major players like Greyhound. We network together the 3,000+ bus companies to create a "virtual bus company" that's even bigger than Greyhound. It's the same way Uber was able to eclipse the taxi industry without owning their own fleet of cars.



Uniting **40,000+** Motorcoaches in the US

4,000+ buses

1,700 buses

rally   Greyhound

Rally networks 3,000+ operators, creating a virtual bus company bigger than Greyhound.

*Numbers achieved by multiplying Rally's number of operators contracted with the average number of buses Greyhound have.

Capturing an Eager Audience

We target thoughtful travelers going to different cities for work, family, or entertainment. We also appeal to passionate fans and university students who simply want their wider communities to travel in a way that brings like-minded people together. Buses move more people than any other mode of transportation globally, and Rally's goal is to capture and grow this huge segment of the mobility market.



500M event-goers annually in the US

17K+ 5-Star Reviews and Counting

 **5** ★
Over 7,000 reviews

 **5** ★
Over 8,000 reviews

With over 17K 5-star reviews on Google, TripAdvisor, and TrustPilot, we're in a league of our own. Legacy competitors are still struggling to respond to what today's travelers need and want. How did we manage to become category leaders? It's our secret sauce: we listen to our riders!

Rally - The Journey



Experiential Affiliates

Extend the Event Experience

Rally works with teams, leagues, and brands to promote the bus rideshare to events. We also work with universities, hotels, bars, and restaurants to reach audiences at a local level. Rally & OurBus solve real problems for these organizations, so they help us spread the word about our services, and earn additional revenue from our mutual customers.

| Buffalo Bills | Coors | Dos Equis | Gotham FC | Harley-Davidson | LA Dodgers | LA Rams |
| MLB | New York Mets | NFL | NHL | Tampa Bay Buccaneers | Ticketmaster |

These are some of the biggest names we've worked with on B2B2C distribution channels. We intend to use this financing to create new partnerships to scale this strategy and raise awareness of Rally OurBus. We'll utilize their reach to help spread the word, while they get access to our great customers. Watch our event videos to understand why stakeholders like these choose to work with us to extend the event experience through the travel time.

*Affiliates listed are as of June 10, 2024, some of which are active and others are historical.





Market

Tap Into a $150 Billion Market Opportunity[1]

[INVEST NOW →]

...ervice will be a great benefit to Bills fans this season and beyond."



- Buffalo Bills


Investment Opportunity

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By submitting this form and signing up for texts, you consent to receive marketing text messages (e.g. promos, cart reminders) from Rally at the number provided, including messages sent by autodialer. Consent is not a condition of purchase. Msg & data rates may apply. Msg frequency varies. Unsubscribe at any time by replying STOP or clicking the unsubscribe link (where available). Privacy Policy.

Expansion

Our Roadmap to $300M+ Revenue*

With over 3 million rides completed to date, we've figured out the winning formula for bus travel today. Our modern user experience lights the way for riders, starting from the first touch point online, or on the rider app, until beyond the final destination. Every trip generates data and insights for us to constantly improve our algorithms, platform and service. With support from our investors, we're poised to supercharge regional travel. Our disruptive business and technology innovations have already changed the way buses are deployed to meet consumer demand, and the next phase of growth will scale and improve this further.

*Expected growth in demand and operational expansion, are based on assumptions of increasing travel trends and stable economic conditions. These statements are subject to various risks, including changes in consumer travel preferences, regulatory developments, and economic downturns, which could significantly impact our operations and financial performance.



Milestones

2015   **2016**   **2017**   **2018**

- Yale Entrepreneurship Institute incubates Rally
- Investment angel round led by Yale Innovation Fund



Yale

- NHL and Coors Sponsorship advertise the Rally for Winter Classic in responsible
- Techstars accelerates Rally with pre-seed round raised from investors in their network
- First routes are for daily commuter business



techstars_

- Speedway Motorsports NASCAR Partnership
- SXSW and Dos Equis sponsorship
- Women's March on Washington
- Rally executes the largest mass mobilization in a generation, moving nearly 50K people in a single day



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DAIM

ourbus
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Business Model

Mass Mobility as a Service

Mobility-as-a-service (MaaS) has become a global concept and category. Rally extends this innovation to the movement of the groups of people and addressing surge demand situations. We use a crowd-powered approach with Mass Mobility-as-a-Service (MMaaS). By aggregating individual demand, we positively impact society at scale. In contrast, increased taxi usage has caused greater congestion, which will only get worse with autonomous cars. Rally's solutions affect high-capacity vehicles, creating more mobility options for travelers, and reducing burden on our infrastructure.

Sustainability

Motorcoaches Are the Greenest Form of Transportation[4]

Motorcoaches are proven to be the single greenest form of mass transportation, using less energy to transport more people long distances. Meanwhile, by offering ridesharing for large groups, we help decrease traffic congestion all over *and* keep drunk drivers off the roads.

CO^2 Released (gram/per passenger mile)


380
285
190
95
0
Motor Coach
Heavy Rail
Trolley Bus
Vanpool
Light Rail
Commuter Rail
Intercity Rail
Transit Bus
Carpool
Domestic Air Travel
Car (average trip)
Car (1 person)


9020
HI! Where are we going today?
rally

Perks

Get Investor Exclusive Benefits

Being that we're trailblazing a new path for mass transportation, we want to give our investors that same opportunity. That's why we've come up with a unique perk structure to ensure you're not only heard and rewarded today, but long into the future.

First 30 Days

5%

Bonus Shares to All Tiers of Investment*

INVEST NOW →

* Time-based Perks begin on the day this offering is launched through 11:59 pm Eastern Daylight Time EDT on the 30th day (03:59 am Coordinated Universal Time UTC on the 31st day) following the launch date.

Invest
$500+

Receive



Invest
$1,000+

Receive



Invest
$2,500+

Receive

5%

Bonus Shares

Route or stop named after you

$200 gift card for Rally OurBus rides

$500 gift card for Rally OurBus rides



Your Name Here

Slippery Rock — State College

Invest
$10,000+



INVEST $10,000
RECEIVE 15% BONUS SHARES
+ A LIFETIME OF RIDES

rally

Invest
$5,000+

Receive
10%
Bonus Shares

Bus designed and named after you



INVEST NOW →



Become an Insider

Not only do you have the opportunity to directly invest in a fast-growing, pre-IPO company*, but you'll **be our guest of honor at the NYSE** for a celebration once we go public.

Investing $25K or more and receive an invitation to go-public celebration dinner at NYSE or NASDAQ, when Rally goes public as it plans to do after raising sufficient capital.

*There is no guarantee that the company will pursue or achieve an IPO. Any potential public offering is subject to approval by the relevant regulatory bodies and stock exchanges, such as NASDAQ or NYSE, as well as market conditions and other factors.

Invest $25,000+	Invest $50,000+	Invest $100,000+	Invest $250,000+	Invest $500,000+
Receive **20%** Bonus Shares	Receive **25%** Bonus Shares	Receive **30%** Bonus Shares	Receive **40%** Bonus Shares	Receive **50%** Bonus Shares

INVEST NOW →

Investors shall receive the perks listed for each investment tier after the Offering Deadline or at such time that this Offering is ended, unless the Offering is cancelled in accordance with the terms herein. Please note that perks are not stackable. The Company reserves the right to modify, suspend or discontinue any and all of the perks.

Team

Experienced Founders and Industry Experts



Narinder Singh
CEO
Read Bio



Numaan Akram
CTO
Read Bio



Lav Kush
CXO
Read Bio



Siheun Song
Director
Read Bio



Axel Hellman
Lines
Read Bio



Chris DeVoe
Product
Read Bio



Peter Bray
Brand
Read Bio



Matt Atkin
Growth
Read Bio



David Hall
Industry
Read Bio



Jenny Larios Berlin
Mobility
Read Bio

"Best place to work"



QZ - Quartz

PREVOST
ourbus
rally

Opportunity

Invest in Rally Before Our Potential IPO

With a proven model, strong revenue, and strategic partnerships, we're just getting started. Don't miss your chance to invest in Rally before our potential IPO and be part of a transportation transformation.



Rally

Rally's event rideshare service is redefining how people get to concerts, festivals, and sporting events. Our platform dispatches buses on-demand, creating trips tailored to where riders need them most.



OurBus

Our city-to-city line service caters to high-demand routes, providing an affordable and modern alternative to traditional intercity travel options. By contracting unused charter buses from small to medium-sized operators, we address demand wherever it exists.



Technology Platform

Rally's cutting-edge technology platform is at the heart of our innovation. Our app not only facilitates seamless bookings and payments but also optimizes routes and dispatches buses efficiently. By integrating real-time data and user feedback, our technology continuously improves the travel experience, ensuring that our services are always reliable and responsive to riders' needs.

Our Portfolio of Transportation Innovations

With a proven model, strong revenue, and strategic partnerships, we're just getting started. Don't miss your chance to invest in Rally before our potential IPO and be part of a transportation transformation.

"Buses are the greenest form of transportation[4]"



rally



- Rally | via CBO, EPA, and others

Rally - Concept Bus 2024

Innovation

Buses, Reimagined

Rally works with bus companies' existing fleets of high quality motorcoaches, which are premium buses usually used for weddings and school field trips. Already the greenest forms of transportation[4], but they are diesel powered, and represent the current generation of buses. We're proud to be leading the way and have created a concept that reimagines what it means to be a bus. Our vision of this next phase of hardware will match our software innovations, iterating towards the best rider experience. Check out the video for the first ever Rally concept bus for a more aerodynamic style, with seats individualized for privacy, the latest hydrogen fuel cell technology, and autonomous capability.

Advisory Board



Victor Parra
CEO & President United Motorcoach Association



Seamus Hatch
Logic Works, Accenture, Sybase



Keith Gordon
Former President, NFL Players Inc



Patrick McQuown
Co-founder & CEO of Proteus; Executive Director- Entrepreneurship at Towson University



Thomas Silver
SVP, Dice Holdings, management VP, Amex of company's first travel tech product



Tom Ajello
User experience specialist Sr. Partner, Lippincott



Brian Antolin
Founder and one of the leading voices in intercity travel and transportation in the US



Jeffrey Chernick
Co-founder of Ride Amigos









Mark Wachen

Founder of Card Snacks and Founder of multiple venture firms and funds

Seth Berkowitz

Founder and CEO at Insomnia Cookies

Joseph Coyne

Harvard Business School, investing capital for institutions, family offices

Derek Kleinow

Venture Capital Business Development team at Amazon Web Services and founder



Steffen Braun

CEO of KI group HQ



Rudy Lowy

Founded multiple insurance firms



Whitny P Sobala

Founder of Purpose-driven



Mike Adler

20 years of experience recruiting for high scaling venture backed companies

FAQ's

Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?

The Common Stock (the "Shares") of Rally (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period:
In the event of death, divorce, or similar circumstance, shares can be transferred to:
• The company that issued the securities
• An accredited investor
• A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: **info@dealmakersecurities.com**

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

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rally | ourbus

[1] Internal Research and Analysis Conducted by Rally.

[2] 2017 Motorcoach Census by the ABA Foundation, produced June 2019 by John Dunham & Associates and Rally's proprietary analysis for value of unoccupied seats.

[3] https://en.wikipedia.org/wiki/Greyhound_Lines

[4] Getting There Greener, Union of Concerned Scientists and Comparison of Energy Use & Emissions from Different Transportation Modes.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Rally (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.